UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 __________________________________________
CIM REAL ASSETS & CREDIT FUND
(Name of Issuer)

Class I Common Shares
(Title of Class of Securities)

17181H107
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2021
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17181H107

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 348,067.109 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 348,067.109 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,067.109 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.28%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Class I Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 17181H107

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 348,067.109 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 348,067.109 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,067.109 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.28%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Class I Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose

CUSIP No. 17181H107

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 348,067.109 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 348,067.109 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,067.109 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.28%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Class I Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 17181H107

1.	Names of Reporting Persons CIM RACR, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 344,067.109
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 344,067.109
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,067.109
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.70%
14.	Type of Reporting Person (See Instructions) OO

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2020 by Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM RACR, LLC, a Delaware limited liability company (“CIM RACR” and, collectively with the foregoing persons, the “Reporting Persons”) and relates to the Class I Common Shares (the “Class I Shares”) of CIM Real Assets and Credit Fund, a Delaware statutory trust (the “Issuer”). The address of the principal executive office of the Issuer is 4700 Wilshire Blvd, Los Angeles, California 90010.

The information set forth in this Amendment No. 1 regarding percentage beneficial ownership is reported as of the date hereof and assumes there are 692,302.980 Class I Shares outstanding (as provided to the Reporting Persons by the Issuer).

This Amendment No. 1 to the Initial Statement (this “Amendment No. 1”) is being filed to reflect a change in the Reporting Persons’ percentage beneficial ownership of the Class I Shares as a result of acquisition by CIM RACR of 156,067.109 Class I Shares on January 28, 2021 from the Issuer.

Except as otherwise described herein, the information contained in the Initial Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings set forth with respect thereto in the Initial Statement.

Item 4.                                Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and restated in its entirety as follows:

The Issuer is a recently organized, non-diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended. CIM Capital IC Management, LLC, a Delaware limited liability company (the “Adviser”), is the Issuer’s investment adviser. The Adviser, a wholly-owned subsidiary of CIM Group, LLC ("CIM Group"), is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended. For the purpose of providing seed capital to the Issuer, the Adviser purchased 4,000 Class I shares from the Issuer in December 2019.

The Issuer commenced a continuous offering of four classes of Common Shares on April 30, 2020: Class I Shares, Class A Common Shares (the “Class A Shares”), Class C Common Shares (the “Class C Shares”) and Class L Common Shares (the “Class L Shares”). In connection with the commencement of the offering, CIM RACR purchased 188,000 Class I Shares, 4,000 Class A Shares, 4,000 Class C Shares and 4,000 Class L Shares from the Issuer on May 4, 2020.

As part of its continued commitment to the Issuer, CIM RACR purchased 156,067.109 Class I Shares from the Issuer on January 28, 2021.

As permitted by law, the Reporting Persons may purchase additional Class I Shares, Class A Shares, Class C Shares, Class L Shares and/or related securities or may dispose of all or a portion of the Class I Shares, Class A Shares, Class C Shares, Class L Shares and/or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)  Each of Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own 348,067.109 Class I Shares through the holdings of the Adviser and RACR.

The Adviser directly owns 4,000 Class I Shares, or 0.58% of the outstanding Class I Shares.

RACR directly owns 344,067.109 Class I Shares, or 49.70% of the outstanding Class I Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Class I Shares as well as the 4,000 shares owned by the Adviser except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

(b)  Each of Messrs. Ressler, Shemesh and Kuba have the shared power to vote and dispose of 348,067.109 Class I Shares. The Adviser has the sole power to vote and dispose of 4,000 Class I Shares; RACR has the sole power to vote and dispose of 344,067.109 Class I Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2021

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM RACR, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer